EXHIBIT 11

UST LIQUIDATING CORPORATION
COMPUTATION OF NET INCOME (LOSS) PER SHARE

	YEARS ENDED JUNE 30,
	2004	2003
Net income (loss)	$224,000	$(13,000)
Allocation of net income (loss) to preferred shareholders in connection with liquidation preference	(224,000)	13,000

Net loss applicable to common shareholders	$0	$0

Basic and diluted earnings loss per common shareholder	$0	$0

Weighted average number of common shares outstanding	22,298,598	22,298,598